UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                             Commission File Number: 001-32520

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued August 14, 2006 by Aries Maritime Transport Limited (the "Company") announcing the Company's second quarter and fist half 2006 financial results.

                                                                       Exhibit 1

[ARIES LOGO]

Company Contacts:

Richard J.H. Coxall                Leon Berman
Chief Financial Officer            Principal
Aries Maritime Transport Limited   The IGB Group
(011) 30 210 8983787               212-477-8438

                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
              SECOND QUARTER AND FIRST HALF 2006 FINANCIAL RESULTS

ATHENS, GREECE, August 14, 2006 - Aries Maritime Transport Limited (NASDAQ:
RAMS) today reported its financial results for the three months and six months ended June 30, 2006.

The following financial review discusses the results for the three months ended June 30, 2006 compared with the results for the first quarter of 2006 to provide a more meaningful comparison. Aries commenced operations as a public company in June 2005 with 10 vessels and this should be taken into account when reviewing the results for the six months ended June 30, 2006, compared with the results for the first six months of 2005.

Revenues of $22.5 million were recorded for the three months ended June 30, 2006, compared to revenues of $21.2 million recorded for the three months ended March 31, 2006. The increase in revenues is due to the addition to the fleet of the new products tanker, the Stena Compassion, on June 16, 2006, a sister ship of the Stena Compass, operating for the entire second quarter and new charters at 29% higher rates commencing in April on the products tankers the High Land and the High Rider. Off-hire time of the products tankers, the Bora and the Citius, now named the Arius, for the entire three month period ended June 30, 2006 partially offset the increase in revenues.

As of June 30, 2006, the fleet comprised ten products tankers and five container ships compared to nine products tankers and five container ships as of March 31, 2006. During the three months ended June 30, 2006, vessel operating days totalled 1,289, compared to total vessel operating days of 1,216 for the three months ended March 31, 2006. Net income was $1.2 million or $0.04 basic and diluted earnings per share for the three months ended June 30, 2006, compared to net income of $4.1 million or $0.14 basic and diluted earnings per share recorded for the three months ended March 31, 2006. This decrease was mainly due to increased vessel operating expenses as repair costs on the Bora, in particular, were incurred and the timing of purchases of vessel parts, spares, stores and other items that are typically used throughout the financial year. We believe daily vessel operating expenses are best measured for comparative purposes over the entire financial year as they will vary quarter to quarter. Increased interest and depreciation charges due to higher debt levels as a result of fleet expansion also contributed to the decrease in net income. Adjusted EBITDA for the three months ended June 30, 2006 was $9.8 million compared to $10.7 million for the three months ended March 31, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, "During the second quarter of 2006, out of service time of two vessels continued to negatively affect results. Recently, the Company has entered into profitable period charters for both of these vessels. The Company has also continued to grow its fleet by taking delivery of its third products tanker since going public a little more than one year ago. Currently, 100 percent of the Company's vessels operate on period charters with an average duration of approximately two years. Forty percent of the charters in our products tanker fleet have profit sharing components, providing the Company with the opportunity to benefit from additional income over and above the time charter equivalent rate when the spot market is strong."

Revenues of $43.7 million were recorded for the six months ended June 30, 2006, compared to revenues of $32.7 million recorded for the six months ended June 30, 2005. The increase in revenues is primarily due to the addition to the fleet of three products tankers and one container vessel, as well as new charters commencing at higher rates for four of our products tankers and one of our container ships, during the second half of 2005 and first half of 2006. Off-hire time of the products tankers, the Citius, now named the Arius, and the Bora, partially offset the increase in revenues.

As of June 30, 2006, the fleet comprised ten products tankers and five container ships compared to seven products tankers and four container ships as of June 30, 2005. During the six months ended June 30, 2006, vessel operating days totaled 2,505, compared to total vessel operating days of 1,816 for the six months ended June 30, 2005. Net income was $5.3 million or $0.19 basic and diluted earnings per share for the six months ended June 30, 2006, compared to net income of $6.7 million or $0.23 basic and diluted earnings per share recorded for the six months ended June 30, 2005. Together with the loss of revenues on the Bora and the Citius, now named the Arius, this decrease was mainly due to higher average vessel operating expenses, which increased 21% as a result of higher running and repair costs on the Bora, in particular, higher administrative expenses due to the expansion of our fleet and costs associated with operating as a publicly traded company and depreciation charges as the Company expanded the fleet from 11 to 15 vessels. Adjusted EBITDA for the six months ended June 30, 2006 was $20.4 million compared to $23.2 million for the six months ended June 30, 2005.

Fleet Report

Aries currently operates a fleet of ten double-hulled products tankers and five container ships. The Company's products tankers consist of five double-hulled MR tankers, four double-hulled Panamax tankers and one double-hulled Aframax tanker with an average age of seven years and an aggregate capacity of approximately 575,325 dwt.

The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 16.7 years.

On June 16, 2006, the Company took delivery of a newbuilding 72,750 dwt Panamax products tanker, the Stena Compassion, the second of two new products tankers it acquired from the Stena Group. Upon delivery, the vessel entered into a two-and-one-half year bareboat charter with Stena at a rate of $18,700 per day, which is equivalent to a time charter rate of approximately $24,500 per day. In addition, the charter has an index-linked profit sharing component whereby Aries will receive a 30 percent share of profits.

Fleet Deployment

All of Aries' 15 vessels are currently deployed on period charters with established international charterers and state-owned entities. The charters have remaining periods ranging from approximately six months to approximately four years, with an average of approximately two years.

On April 21 and 22, 2006, respectively, the High Land and the High Rider began trading on time charters with Trafigura earning $16,575 net per day, which represents a 29% increase over the vessels' previous time charter rates. These charters expire in April 2008.

On July 14, 2006, the Company announced that it entered into a one-and-one-half year time charter with FR8 PTE, an established freight logistics company, for the Bora, a 2000-built double-hull products tanker, at a net rate of $16,624 per day. The time charter, which commenced on July 15, includes a profit sharing component with a 50 percent share for Aries based on the actual trading of the vessel. After the time charter commenced on July 15, the vessel experienced unforeseen impairment to performance en route to Europe. The Company is discussing with the charterers a revision of the delivery arrangement under the charter based on the works that will be deemed necessary.

On August 7, 2006, the Company announced it entered into a new time charter for the Citius, which is now named the Arius, with ST Shipping (an affiliate of Glencore) at a net rate of $17,550 per day. The charterer has two options to extend the time charter, which has an initial period of six months, for up to a total of 18 months. The time charter commenced on August 1, 2006, and also includes a profit sharing component with a 50 percent share for Aries, which will be calculated on a quarterly basis. An agreement in principle has been reached by Aries and the charterer to settle the $930,000 claim previously filed by the charterer. The claim will be settled out of future profit sharing under the new charter in a total amount of $750,000, with Aries providing a guarantee that if insufficient profits are forthcoming, Aries will pay this amount at the end of the new charter. The agreement in principle is subject to completion and execution of final documentation.

The following table details Aries' fleet deployment:


                                  Year    Charterer/        Expiration of    Charterhire
Vessel Name          Size         Built   Subcharterer      Charter          (net per day)
-----------          ----         -----   ------------      -------          -------------
Products Tankers
Altius               73,400 dwt   2004    Deiulemar/Enel    Through 6/09     $14,860
Fortius              73,400 dwt   2004    Deiulemar/Enel    Through 8/09     $14,860
Nordanvind           38,701 dwt   2001    PDVSA             Through 10/08    $19,988

Bora                 38,701 dwt   2000    FR8 PTE           Through 1/08     $16,624 + 50%
                                                                             of profits over
                                                                             and above
                                                                             $17,050

High Land            41,450 dwt   1992    Trafigura         Through 4/08     $16,575

High Rider           41,502 dwt   1991    Trafigura         Through 4/08     $16,575

Arius (ex Citius)    83,970 dwt   1986    ST Shipping       Through 1/07     Minimum of
                                                            subject to two   $17,550,
                                                            6 month          maximum of
                                                            extensions at    $18,750 + 50%
                                                            charterers'      of profits over
                                                            option           and above actual
                                                                             charter rate

Stena Compass        72,750 dwt   2006    Stena group       Through          $18,700 +
                                                            8/08             30% index
                                                                             linked profit
                                                                             sharing

Stena Compassion     72,750 dwt   2006    Stena group       Through          $18,700 +
                                                            12/08            30% index
                                                                             linked
                                                                             profit
                                                                             sharing

Chinook              38,701 dwt   2001    Navigazione       Through 1/07     $13,186 through
                                          Montanari                          1/07

Container Vessels
CMA CGM Makassar     2,917 TEU    1990    CMA CGM           Through 5/10     $20,400
CMA CGM Seine        2,917 TEU    1990    CMA CGM           Through 9/10     $20,400

ANL Energy (ex CMA
CGM Energy)          2,438 TEU    1989    CMA CGM           Through 4/07     $21,954

CMA CGM Force        2,438 TEU    1989    CMA CGM           Through 6/07     $21,954

Ocean Hope           1,799 TEU    1989    China Shipping    Through 6/07     $13,956
                                          Container Lines

Summary of Selected Data

     (All amounts in thousands of U.S.            Three months ended         Six months ended
     dollars, except Fleet                      Jun. 30,     Mar. 31,     Jun. 30,     Jun. 30,
     Data and Average Daily Results)              2006         2006         2006         2005
                                                ---------    ---------    ---------    ---------
Adjusted EBITDA Reconciliation(1)

     NET INCOME                                     1,189        4,129        5,318        6,689
     plus Net interest expense                      4,418        3,301        7,719        8,007
     plus Depreciation and Amortization             4,925        4,410        9,335        8,875
     plus Change in fair value of derivatives        (772)      (1,147)      (1,919)        (377)
                                                ---------    ---------    ---------    ---------
     Adjusted EBITDA                                9,760       10,693       20,453       23,194

FLEET DATA
     Number of vessels                                 15           14           15           11
     Number of vessels on period charter               14           14           14           11
     Weighted average age of fleet (in years)        10.2         10.7         10.2         10.7
     Operating days(2)                              1,289        1,216        2,505        1,816

AVERAGE DAILY RESULTS (in US$'s):
     Time charter equivalent (TCE) rate(3)         17,446       17,705       17,813       18,009
     Vessel operating expenses(4)                   6,248        5,105        5,680        4,671
     Adjusted EBITDA(5)                             7,572        8,794        8,165       12,772

----------
(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of (a) the 46 operating days of the Stena Compass in the three month period ended March 31, 2006 and the 91 operating days of the vessel during the three-month period ended June 30, 2006, and (b) the 15 operating days of the Stena Compassion in the-three month period ended June 30, 2006.

(4) Adjusted to reflect that both the Stena Compass and the Stena Compassion were employed on bareboat charters; (a) the 46 operating days of the Stena Compass during the three month period ended March 31, 2006 and the 91 operating days of the vessel during the three month period ended June 30, 2006 and (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006, have been excluded from the calculation as the charterers are responsible for vessel operating expenses.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility

Aries closed on a new, five year $360 million fully revolving facility on April 3, 2006 and drew down on the facility on April 27, 2006 to replace its previous $140 million term loan facility and $150 million revolving credit facility. The Bank of Scotland and Nordea Bank Finland acted as the joint lead arrangers. Nordea Bank Finland acted as the Book Manager on the new facility, while The Bank of Scotland acted as the Facility Agent. Additionally, the Bank of Scotland and Nordea Bank Finland, who had fully underwritten the new facility, arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. Following a further drawdown in June to complete the purchase of the Stena Compassion, Aries has available an undrawn commitment under the facility of approximately $75 million.

Dividend Declaration

On August 7, 2006, Aries' Board of Directors declared a $0.20 per share dividend for the three month period ended June 30, 2006. The dividend is payable on August 31, 2006 to shareholders of record on August 17, 2006.

As previously announced in the Company's press release of August 7, 2006, concurrent with the declaration of the first quarter dividend, the Board established an additional reserve related to increased costs for completing the Citius' repair and preventative maintenance work. The final cost of the work is expected to be between $8.5 million and $9.0 million. The loss of revenue from the Citius is expected to total approximately $5.0 million.

Aries' policy is to pay a quarterly dividend in March, May, August and November of each year, in an amount equal to the charter hire received by Aries during the preceding quarter less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our Board of Directors determines we should maintain. The payment of dividends is at the discretion of the Board.

Mr. Bolin concluded, "Going forward, we intend to continue to focus on securing profitable charters for our vessels with leading charterers in an effort to provide shareholders with a stable revenue and dividend stream over the long term. In addition, we are committed to cost effective operations and are currently in the process of implementing cost control measures with the relevant vessel manager aimed at improving our fleet's efficiency and cost structure. At the same time, we intend to continue to seek opportunities to draw upon our financial flexibility to strategically grow our fleet and enhance our ability to take advantage of the positive long-term fundamentals of the products tanker and container vessel industries."

Conference Call and Webcast Information

The Company announced that it will hold a conference call on Monday, August 14, 2006 at 10:00 a.m. Eastern Time to discuss earnings for the quarter ended June 30, 2006. To access the conference call domestically, dial 800-811-8824 and use the reservation number 3355140; for international access dial 913-981-4903 and use the reservation number 3355140. Following the teleconference, a replay of the call may be accessed domestically by dialing 888-203-1112 or internationally by dialing 719-457-0820 and entering the reservation number 3355140. The replay will be available from Monday, August 14, 2006 to Monday, August 28, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Monday, August 28, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of seven years and is 100% double-hulled, consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.7 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have period charter coverage. Charters for 40% of the Company's products tanker fleet have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, our ability to complete documentation of agreements in principle, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2006 AND MARCH 31, 2006 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                     (Unaudited)            (Unaudited)
                                 Three month period     Three month period
                                 ended June 30, 2006   ended March 31, 2006
                                 -------------------   --------------------

REVENUES:
      Revenue from voyages                22,488                21,251

EXPENSES:
     Commissions                           (357)                 (313)
     Voyage expenses                       (664)                 (205)
     Vessel operating expenses           (6,898)               (5,483)
     General and administrative
     expenses                            (1,260)                 (956)
     Depreciation                        (7,067)               (6,748)
     Amortization of
     dry-docking and special
     survey expense                        (771)                 (536)
     Management fees                       (494)                 (490)
                                 -------------------   --------------------
                                        (17,511)              (14,731)
                                 -------------------   --------------------
     Net operating income                  4,977                 6,520

OTHER INCOME (EXPENSES):
     Interest expense                    (4,804)               (3,426)
     Interest income                         386                   124
     Other income (expenses),
     net                                   (142)                 (236)
     Change in fair value of
     derivatives                             772                 1,147
                                 -------------------   --------------------
     Total other expenses, net           (3,788)               (2,391)
                                 -------------------   --------------------

                                 -------------------   --------------------
           NET INCOME                      1,189                 4,129
                                 ===================   ====================

Pro forma earnings per share:
         Basic and diluted                 $0.04                 $0.14
                                 ===================   ====================

Pro forma weighted average
number of shares:
         Basic and diluted            28,416,877            28,416,877
                                 ===================   ====================

OTHER FINANCIAL DATA

(All amounts expressed in                Three month       Three month
thousands of U.S. dollars)               period ended      period ended
                                        June 30, 2006     March 31, 2006
                                        -------------     --------------

Net cash provided by operating                 18,381             7,247
activities
Net cash used in investing activities        (57,280)          (52,493)
Net cash provided by financing                 42,985            40,370
activities

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006
AND JUNE 30, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                          (Unaudited)            (Unaudited)
                                       Six month period       Six month period
                                      ended June 30, 2006    ended June 30, 2005
                                      -------------------    -------------------

REVENUES:
     Revenue from voyages                          43,739                32,705

EXPENSES:
     Commissions                                     (669)                 (644)
     Voyage expenses                                 (869)                   (1)
     Vessel operating expenses                    (12,381)               (7,860)
     General and administrative
     expenses                                      (2,217)                 (352)
     Depreciation                                 (13,814)               (7,898)
     Amortization of
     dry-docking and special
     survey expense                                (1,307)                 (977)
     Management fees                                 (984)                 (622)
                                              -----------           -----------
                                                  (32,241)              (18,354)
                                              -----------           -----------
     Net operating income                          11,498                14,351

OTHER INCOME (EXPENSES):
     Interest expense                              (8,230)               (8,126)
     Interest income                                  510                   119
     Other income (expenses),
     net                                             (379)                  (32)
     Change in fair value of
     derivatives                                    1,919                   377
                                              -----------           -----------
     Total other expenses, net                     (6,180)               (7,662)
                                              -----------           -----------

                                              -----------           -----------
           NET INCOME                               5,318                 6,689
                                              ===========           ===========

Pro forma earnings per share:
     Basic and diluted                              $0.19                 $0.23
                                              ===========           ===========

Pro forma weighted average
number of shares:
     Basic and diluted(6)                      28,416,877            28,416,877
                                              ===========           ===========

(6) A consistent pro forma weighted average number of basic and diluted shares has been used for comparison of pro forma earnings per share.

OTHER FINANCIAL DATA

(All amounts expressed in thousands              Six month       Six month
of U.S. dollars)                                period ended    period ended
                                               June 30, 2006   June 30, 2005
                                               -------------   -------------

Net cash provided by operating                        25,628          13,433
activities
Net cash used in investing activities               (109,772)        (35,701)
Net cash provided by financing                        83,354          74,009
activities                                         ----------        --------

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2006 AND AUDITED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005
(All amounts expressed in thousands of U.S. Dollars)

                                                                    (Audited)
                                                (Unaudited)       December 31,
                                               June 30, 2006          2005
                                                 ---------          ---------
ASSETS
Current assets
     Cash and cash equivalents                      18,458             19,248
     Restricted cash                                 1,395                 10
     Trade receivables, net                            265                176
     Other receivables                                   8                 60
     Derivative financial instruments                1,832                401
     Inventories                                       931                645
     Prepaid expenses and other                      3,485                521
     Due from managing agent                            73                 84
     Due from related parties                        1,701              1,293
                                                 ---------          ---------
     Total current assets                           28,148             22,438
                                                 ---------          ---------

     Vessels and other fixed assets, net           447,239            341,225
     Advances for vessel
     acquisitions                                       --             11,363
     Deferred charges, net                           4,571              2,872
                                                 ---------          ---------
     Total non-current assets                      451,810            355,460
                                                 ---------          ---------
     Total assets                                  479,958            377,898
                                                 =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable, trade                        10,404              4,598
     Accrued liabilities                            10,917              2,880
     Deferred income                                 4,433              3,163
     Deferred revenue(7)                             8,814             10,715
                                                 ---------          ---------
     Total current liabilities                      34,568             21,356
                                                 ---------          ---------

     Long-term debt, net of current
     portion                                       284,800            183,820
     Deferred revenue((7))                          13,516             17,041
                                                 ---------          ---------
     Total liabilities                             332,884            222,217
                                                 ---------          ---------

     Commitments and contingencies                      --                 --

Stockholders' equity
     Preferred stock, $0.01 par value,
     30 million shares authorized, none
     issued Common stock, $0.01 par
     value, 100 million shares
     authorized, 28.4 million shares
     issued and outstanding at June 30,
     2006 and at December 31, 2005                     284                284
     Additional paid-in capital                    146,790            155,397
                                                 ---------          ---------
     Total stockholders' equity                    147,074            155,681
                                                 ---------          ---------
     Total liabilities and stockholders'
     equity                                        479,958            377,898
                                                 =========          =========

(7)  Deferred revenue is a non-cash liability.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)


Dated: August 22, 2006                          By:/s/ Richard J.H. Coxall
                                                --------------------------
                                                Richard J.H. Coxall
                                                Chief Financial Officer
SK 23248 0002 696734